UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the ‘Company’)

Transaction notification

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	David Redfern
b)	Position/status	President Corporate Development
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 8 January on Ordinary Shares held within an ISA
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£18.845	17

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-01-09
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them (‘PCA’)
a)	Name	Victoria Whyte
b)	Position/status	SVP & Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each (‘Ordinary Shares’) ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 8 January 2026 on Ordinary Shares held within an ISA
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£18.845	15

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-01-09
f)	Place of the transaction	London Stock Exchange (XLON)

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: 15 January 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc